09056337

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
amended

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8- 65708

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STANWICH ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE DOCK STREET, SUITE 602
(No. and Street)

STAMFORD CT 06902
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES R. DAUGHERTY 203·406·1099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOUSMAN & BLOCH, LLP
(Name – *if individual, state last, first, middle name*)

45 KNOLLWOOD ROAD ELMSFORD NY 10523
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, CHARLES R. DAUGHERTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STANWICH ADVISORS, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER

Title

Notary Public

LOREN E. MORRISSEY
Notary Public
No. 115931
My Commission Expires July 31, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOUSMAN & BLOCH, LLP
Certified Public Accountants

45 KNOLLWOOD ROAD
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42nd STREET, 46th FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

Mr. Charles Daugherty
Stanwich Advisors, LLC
One Dock Street
Stamford, CT 06902

Dear Mr. Daugherty,

In planning and performing our audit of the financial statements and supplemental schedules of Stanwich Advisors, LLC (the "Company") as of December 31, 2008 and for the year then ended, on which we issued a report dated February 15, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the company, including tests of compliance with such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that the misstatement of the entity's financial statements, that is more than inconsequential, will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal controls would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness in a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may not occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use by the principal of Stanwich Advisors, LLC, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly,

Housman & Bloch LLP

Housman & Bloch LLP

New York, New York
February 15, 2009

STANWICH ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

HOUSMAN & BLOCH, LLP

STANWICH ADVISORS, LLC

INDEX TO THE FINANCIAL STATEMENTS

	PAGE
Report of the Certified Public Accountants	1
Balance Sheet - December 31, 2008	2
Statement of Operations for the year ended December 31, 2008	3
Statement of Member's Equity for the year ended December 31, 2008	4
Statement of Cash Flows for the year ended December 31, 2008	5
Notes to the Financial Statements	6 - 8
Supplementary Financial Information	9

HOUSMAN & BLOCH, LLP
Certified Public Accountants

45 KNOLLWOOD ROAD
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42nd STREET, 46th FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

Stanwich Advisors, LLC
One Dock Street
Stamford, CT 06902

Independent Auditors' Report

We have audited the accompanying balance sheet of Stanwich Advisors, LLC, at December 31, 2008 and the related statements of operations, member's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Stanwich Advisors, LLC as of December 31, 2008 and the results of its operations, members equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Housman & Bloch LLP

New York, New York
February 15, 2009

STANWICH ADVISORS, LLC
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS	
Cash	$ 78,745
Accounts receivable - Current	4,301,638
Prepaid expenses	4,522
Total Current Assets	4,384,905
FIXED ASSETS - Net of accumulated depreciation (Note 1)	115,143
OTHER ASSETS	
Accounts receivable - Non-Current	1,505,268
Security deposits	5,017
Total Other Assets	1,510,285
TOTAL ASSETS	$ 6,010,333

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 15,456
COMMITMENTS AND CONTINGENCIES (NOTE 1)	
MEMBERS' EQUITY	5,994,877
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 6,010,333

The accompanying notes are an integral part of these financial statements.

STANWICH ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

FEE INCOME	$ 6,591,326
OPERATING EXPENSES	
Office payroll	479,620
Payroll taxes	28,579
Rent	58,581
Utilities	6,471
Telephone	23,296
Office supplies	6,201
Repairs & maintenance	6,139
Postage and delivery	8,249
Computer expenses	24,091
Insurance	62,131
Licenses & permits	14,714
Professional fees	31,465
Consulting	687,542
Automobile	95,617
Seminars and continuing education	20,063
Dues & subscriptions	12,649
Travel & entertainment	137,985
Advertising and client promotion	75,493
Sundry	24,796
Depreciation and amortization	34,913
Total Operating Expenses	1,838,595
Income (Loss) from Operations	4,752,731
OTHER INCOME AND (EXPENSES)	
Interest income	437
NET INCOME (LOSS)	$ 4,753,168

The accompanying notes are an integral part of these financial statements.

STANWICH ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

MEMBERS' EQUITY

Members' equity - January 1, 2008	$ 5,303,165
Net income for year ended December 31, 2008	4,753,168
Capital contributions	-
Member distributions	(4,061,456)
MEMBERS' EQUITY - DECEMBER 31, 2008	$ 5,994,877

The accompanying notes are an integral part of these financial statements.

STANWICH ADVISORS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ 4,753,168
Adjustments: Depreciation	34,913
Accounts receivable - Current	(1,474,151)
Prepaid insurance	(1,726)
Accounts payable	7,902
Total Cash Flows From Operating Activities	3,320,106
CASH FLOW FROM INVESTING ACTIVITIES:	
Purchases of fixed assets	(10,406)
Total Cash Flows From Investing Activities	(10,406)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Accounts receivable - Non-current	764,816
Member distributions	(4,061,456)
Total Cash Flows From Financing Activities	(3,296,640)
INCREASE (DECREASE) IN CASH FLOWS	13,060
CASH AT JANUARY 1, 2008	65,685
CASH AT DECEMBER 31, 2008	$ 78,745

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A) Business Activity:
Stanwich Advisors, LLC ("the Company") was formed on October 25, 2002 as a limited liability company under the laws of the State of Connecticut.

The company provides consulting, advisory and capital raising services to alternative investment asset managers.

The company filed an application for registration as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended, and was registered as a broker dealer on June 5, 2003 with the National Association of Securities Dealers, Inc. ("NASD")

B) Fixed Assets:
The company records fixed assets at cost. Depreciation is recorded using various methods over the estimated useful life of the asset. Leasehold improvements, if any, are amortized on a straight line basis over the shorter of the estimated useful life of the asset or the term of the lease. Disposition of fixed assets are reported in the year of sale along with any corresponding gain or (loss) on disposition. Expenditures for repairs and maintenance are expensed as incurred.

As of December 31, 2008 fixed assets comprised the following:

Office furniture and equipment	$ 111,010
Leasehold improvements	93,034
	204,044
Less: Accumulated Depreciation	88,901
Net Fixed Assets	$ 115,143

C) Income Taxes:
The company was formed as a limited liability company. Company income is taxed directly to the members'. Accordingly, a provision for taxes has not been made.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

D) Commitment and Contingencies:
The company leases office space at One Dock Street, Stamford, Connecticut 06902 pursuant to a five year lease dated March 12, 2007 with a commencement date of May 1, 2007.

The lease calls for a base rent of $4,400 per month for the first year and increases each year thereafter. Additionally the company must pay a proportional share of annual increases for real estate taxes, insurance, maintenance and other operating expenses.

Minimum future lease payments are as follows:

2009	$ 58,387
2010	62,704
2011	65,100
2012	67,453
2013	22,746
Total	$ 276,390

E) Cash and cash Equivalents:
The company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The company maintains cash and cash equivalents in accounts protected by insurance. At December 31, 2008 the company maintained cash accounts that were not in excess of funds covered by insurance.

F) Contingencies:
Contingencies include the usual obligations of a broker dealer. At December 31, 2008 here were no unusual contingencies.

G) Concentration of Risk:
A substantial part of the company's business activity is located within the tri-state metropolitan area.

H) Customer Accounts:
The company did not maintain any customer accounts in 2008.

I) 15C-3 Exemption:
The company claims exemption from the requirements of Rule 15c-3 under section K2(i) of the rule.

Note 2 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1)

At December 31, 2008 the company maintained net capital of $63,246 which was $58,246 in excess of its required net capital requirement of $5,000.

At December 31, 2008 the company's aggregated indebtedness to net capital ratio was .24 to 1.

Supplementary Financial Information

STANWICH ADVISORS, LLC
SUPPLEMENTARY FINANCIAL INFORMATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Members' equity	$ 5,994,877
Less: Nonallowable Assets:	
Accounts receivable - Current	4,301,638
Prepaid expenses	4,522
Fixed assets - Net	115,143
Accounts receivable - Non-current	1,505,268
Haircuts	43
Security deposits	5,017
Total Nonallowable Assets	5,931,631
NET CAPITAL	$ 63,246

AGGREGATED INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Aggregated indebtedness	
Accounts payable	$ 15,456
Net Capital	$ 63,246
RATIO: AGGREGATED INDEBTEDNESS TO NET CAPITAL	.24 to 1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2008.